August 2, 2023

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	INVO Bioscience, Inc.
Registration Statement on Form S-1
File No. 333-273174

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as placement agent, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Thursday, August 3, 2023, at 5:30 p.m., ET, or as soon thereafter as practicable.

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Co-President